UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 16, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX THIRD QUARTER 2013 NET INCOME REACHED $22.8 MILLION (+5% QoQ; +75% YoY),

ON AVERAGE PORTFOLIO GROWTH (+9% QoQ, +25% YoY) AND HIGHER NIM (+24 bps QoQ; +32 bps YoY)

PANAMA CITY, October 16, 2013 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the third quarter and the nine months ended September 30, 2013.

Third Quarter 2013 Business Highlights

•	The Bank’s third quarter 2013 Net Income (*) reached $22.8 million, or $0.59 per share, compared to $21.7 million, or $0.57 per share, in the previous quarter, and $13.0 million, or $0.34 per share in the third quarter 2012, as improved performance from core activities, mainly higher net interest income from average portfolio growth, higher fee income, and lower operating expenses, was partially offset by losses from holdings in the investments funds.
•	Average Commercial Portfolio balances reached $6.7 billion in the third quarter 2013 (+9% QoQ; +25% YoY), while year-to-date average balances amounted to $6.3 billion, a $1.0 billion, or 18%, increase compared to $5.3 billion in the first nine months 2012. As of September 30, 2013, the Commercial Division’s portfolio balances totaled $6.6 billion (-1% QoQ +13% YoY), reflecting more selective origination late in the quarter in order to protect margins.
•	Credit disbursements totaled $3.3 billion in the third quarter 2013, and $10.8 billion in the first nine months 2013, a 23% increase versus the $2.7 billion disbursed in the third quarter 2012, and a 38% increase compared to the $7.8 billion disbursed during the first nine months 2012, as credit demand strengthened year-over-year.
•	Net interest income reached $36.6 million in the third quarter 2013 (+24% QoQ; +46% YoY), and $92.0 million for the first nine months 2013 (+14% YoY), mainly driven by higher average loan portfolio and investment securities balances, and a reduction in average funding costs. The net interest margin increased to 1.96% in the third quarter 2013 (+24 bps QoQ, +32 bps YoY), and to 1.77% in the first nine months 2013 (+2 bps).
•	Fees and commissions totaled $3.8 million in the third quarter 2013 (+32% QoQ; +79% YoY), mainly as a result of increased commissions from the letters of credit business, while the number of executed mandated transactions and our pipeline of intermediation activities continued to grow. Year-to-date, fees and commission increased 33% to $9.0 million, mostly driven by higher loan intermediation fees from mandated transactions and growth in the letter of credit business.
•	Liquid assets totaled $877 million as of September 30, 2013, compared to $611 million as of June 30, 2013, and $520 million as of September 30, 2012, as the Bank continued to manage its liquidity proactively, increasing its liquidity position as a preventive measure in an environment of heightened market volatility. As of the same dates, the liquid assets to total assets ratio was 11.5%, 8.4%, and 8.2%, respectively.

(*) Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Third Quarter 2013 results: “Bladex posted strong core results this quarter, as the Bank continues to strengthen its franchise across Latin-American markets. The strategic focus on our core competencies – unique knowledge of the Region, trade finance expertise, and our capabilities in providing well-structured and timely solutions to our growing client base, while striving to become leaner, more agile and more efficient - is clearly paying off.

Year-to-date, we have seen a robust evolution of average portfolio growth, net interest margin, and fee income, as our efforts to diversify revenue flows are gaining traction. We have managed to achieve this core business growth against a backdrop of moderate GDP and trade flow growth in the Region, and indeed throughout the world, while maintaining superior portfolio quality. Our commitment to increased operational efficiency is starting to yield more tangible results, and efforts are being redoubled throughout the organization in order to reach beyond the “low hanging fruit”.

Together with a bigger and better core business, our exposure to market volatility has been greatly reduced compared to prior years, allowing us to absorb the adverse non-core results of this quarter with relative ease. Within our core business, we are able to react quickly to sudden changes or heightened volatility in the market environment, even if these events may prove to be only temporary in nature. In the last half of September, we shifted our focus from portfolio growth towards more selective, higher margin origination. With the postponement of tapering by the Federal Reserve, short term base rates and spreads in the Region have come under increased pressure, potentially putting our NIM targets at risk; hence our more margin-oriented approach in recent weeks. We also decided to temporarily reinforce liquidity levels while U.S. debt ceiling discussions continue to fan market volatility. We continue to believe that positive growth prospects in the Region will provide the environment for Bladex to do very well over the next months and quarters,” Mr. Amaral concluded.

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RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any recoveries, net of impairment of assets.

The Commercial Portfolio includes loan portfolio, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of September 30, 2013, the Commercial Division’s portfolio balances totaled $6.6 billion, a 1% decrease from the previous quarter, and a $0.8 billion, or 13%, increase from the third quarter 2012. The year-on-year increase was mainly attributable to growing demand in the Bank’s client base of Corporations (+15% YoY) and Financial Institutions (+14% YoY). The Middle-Market segment accounts for 10% of the portfolio as of September 30, 2013.

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On an averages basis, the Commercial Portfolio reached $6.7 billion in the third quarter 2013, a $0.6 billion, or 9%, increase compared to the previous quarter, and a $1.4 billion, or 25%, increase compared to the third quarter 2012. During the first nine months 2013, average balances reached $6.3 billion, a $1.0 billion, or 18%, increase compared to $5.3 billion in the first nine months of 2012.

4

The Commercial Portfolio continued to be short-term and trade-related in nature: $5.0 billion, or 76%, of the Commercial Portfolio matures within one year. Trade financing operations represented 58% of the portfolio, while the remaining balance consisted primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic composition of the Bank’s Commercial Portfolio, which highlight the portfolio´s diversification by country of risk, and the diversification of corporate and middle-market companies across industry segments:

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Credit disbursements totaled $3.3 billion in the third quarter 2013, and $10.8 billion in the first nine months 2013, a 18% decrease compared to the previous quarter, a 23% increase versus the $2.7 billion disbursed in the third quarter 2012, and a 38% increase compared to the $7.8 billion disbursed during the first nine months 2012, as credit demand has strengthened year-over-year.

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	9M13	9M12	3Q13	2Q13	3Q12
Commercial Division:
Net interest income	$87.2	$81.3	$31.4	$28.4	$27.5
Non-interest operating income (1)	10.2	8.3	4.1	3.2	2.8
Net operating revenues (2)	97.4	89.6	35.5	31.6	30.3
Operating expenses	(30.7)	(26.9)	(10.4)	(10.3)	(9.6)
Net operating income (3)	66.7	62.7	25.1	21.3	20.7
(Provision) reversal of provision for loan and off-balance sheet credit losses, net	(1.5)	2.5	1.2	(2.5)	3.0
Net Income Attributable to Bladex Stockholders	$65.2	$65.2	$26.3	$18.8	$23.7

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3Q13 vs. 2Q13

The Commercial Division’s third quarter 2013 Net Income totaled $26.3 million, compared to $18.8 million in the second quarter 2013. The $7.5 million, or 40%, increase was mostly attributable to: (i) a $3.0 million, or 11%, increase in net interest income mainly attributable to higher average loan portfolio balances (+11%), (ii) a $1.2 million in reversals of provisions for credit losses, primarily associated with lower EoP portfolio balances, as opposed to a $2.5 million provision requirement recorded in the previous quarter, and (iii) a $0.9 million, or 28%, increase in non-interest operating income mainly from higher commissions from the letters of credit business. Allocated operating expenses remained nearly flat (+1%) compared to the second quarter 2013, while net operating revenues grew 12%.

3Q13 vs. 3Q12

The Division’s Net Income increased $2.6 million, or 11%, compared to $23.7 million in the third quarter 2012 as a result of: (i) a $3.9 million, or 14%, increase in net interest income mainly from higher average loan portfolio balances (+25%), (ii) a $1.3 million, or 46%, increase in non-interest operating income as a result of higher commissions from letter of credit transactions and loan intermediation activities, partially offset by (iii) a $1.8 million decrease in reversals of provisions for credit losses associated with higher EoP portfolio balances, partially offset by an improved country and client risk profile. Allocated operating expenses increased 8% YoY, as net operating revenues grew 17% over the same period.

9M13 vs. 9M12

During the first nine months 2013, the Division´s Net Income totaled $65.2 million, flat compared to the first nine months 2012. Net operating revenues increased $7.8 million, or 9%, as a result of: (i) a $5.9 million, or 7%, increase in net interest income, mainly from higher average loan portfolio balances (+18%), and (ii) a $1.9 million, or 23%, increase in non-interest operating income, mostly attributable to higher commissions from letters of credit and loan intermediation, offset by the $3.8 million, or 14%, increase in allocated operating expenses, and the $1.5 million provision requirement due to higher portfolio balances (+13%), versus the $2.5 million of reversals in provisions for credit losses registered in the first nine months 2012.

TREASURY DIVISION

The Treasury Division is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, which comprise trading assets, securities available-for-sale, and securities held-to-maturity, the Bank’s investment in the investment funds, and the management of the Bank’s interest rate, liquidity, price, and currency risks. With the sale of the former Bladex Asset Management Unit earlier in the year, the Treasury Division incorporates the Bank´s remaining investment in the investment funds. Prior year comparative figures have been adjusted accordingly. Bladex´s participation in the Alpha4X Offshore Feeder Fund (“Feeder Fund”) was 55.87% as of September 30, 2013, 56.41% as of June 30, 2013 and 98.23% as of September 30, 2012. Bladex will continue to consolidate the Feeder Fund under prevailing accounting rules while its participation exceeds 50%.

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The Division´s Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

The Bank’s liquid assets (8) totaled $877 million as of September 30, 2013, compared to $611 million as of June 30, 2013, and $520 million as of September 30, 2012, as the Bank maintained its proactive liquidity management, increasing its liquidity position as a preventive measure given heightened market volatility. As of these dates, the liquid assets to total assets ratio was 11.5%, 8.4%, and 8.2%, respectively.

As of September 30, 2013, the securities available-for-sale portfolio totaled $330 million, compared to $333 million as of June 30, 2013, and $180 million as of September 30, 2012, mainly as a result of portfolio additions made in 2013. As of September 30, 2013, the available-for-sale portfolio consisted of readily-quoted Latin American securities, 60% of which were multilateral, sovereign or state-owned risk (refer to Exhibit XI for a per-country distribution of the Treasury portfolio). The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”).

Deposit balances stood at $2.8 billion as of September 30, 2013, a 1% increase compared to the previous quarter, and a 21% year-on-year increase. Deposits represented 42% of total liabilities at the end of the third quarter 2013, compared to 44% in the previous quarter, and 42% in the third quarter 2012. Short-term borrowings, debt and Repos totaled $2.7 billion as of September 30, 2013, a 9% quarter-on-quarter increase, and a 144% year-on-year increase, while long-term borrowings and debt totaled $1.1 billion, a 15% quarter-on-quarter increase and a 43% year-on-year decrease, as the Bank moved earlier in the year to pre-pay medium-term obligations with remaining tenors of less than a year.

8

(US$ million)	9 M13	9M12	3Q13	2Q13	3Q12
Treasury Division:
Net interest income (loss)	$4.8	$(0.6)	$5.2	$1.0	$(2.4)
Non-interest operating income (loss) (1)	(0.7)	11.7	(9.2)	7.3	(4.4)
Net operating revenues (losses) (2)	4.1	11.1	(4.0)	8.3	(6.8)
Operating expenses	(10.0)	(12.7)	(2.5)	(4.0)	(3.8)
Net operating income (loss) (3, 4)	(5.9)	(1.6)	(6.5)	4.3	(10.6)
Net income (loss) attributable to the redeemable noncontrolling interest	(1.5)	0.2	(2.9)	1.4	0.0
Net Income (Loss) Attributable to Bladex Stockholders	$(4.4)	$(1.8)	$(3.6)	$2.9	$(10.6)

3Q13 vs. 2Q13

The Treasury Division reported a third quarter 2013 Net Loss of $3.6 million, compared to Net Income of $2.9 million in the second quarter 2013. The $4.2 million increase in net interest income, mainly from higher interest income in the investment funds, and lower interest expense reflecting both lower average funding costs, and the $2.6 million of accelerated amortization commission expense recorded in the previous quarter, was more than offset by a $16.5 million negative variation in non-interest operating income, primarily attributable to losses from the investment funds and no gains on sale of securities available-for-sale. Allocated operating expenses decreased $1.5 million due to lower performance related expenses from the investment funds.

3Q13 vs. 3Q12

The Division’s positive Net Loss variation of $7.0 million, or 66%, compared to a Net Loss of $10.6 million in the third quarter 2012, was mainly driven by a $7.6 million increase in net interest income, primarily from higher average balances in the available-for-sale portfolio and from the investment funds, and lower average funding costs, partially offset by a $4.8 million decrease in non-interest operating income mainly due to higher losses from the investment funds, partially compensated by the $2.9 million net loss attributed to the redeemable non-controlling interest.

9M13 vs. 9M12

The Division reported a $4.4 million Net Loss in the first nine months 2013, compared to a Net Loss of $1.8 million in the same period 2012, as the $12.4 million decrease in non-interest operating income, mainly from lower gains on sale of securities available-for-sale and the negative variation in the performance of the investment funds, was partially offset by the combined effects of: (i) a $5.4 million increase in net interest income, mainly from higher average investment securities, (ii) a $2.7 million decrease in allocated operating expenses, and (iii) a $1.7 million decrease in net income attributable to the redeemable non-controlling interest in the Feeder Fund.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	9M13	9M12	3Q13	2Q13	3Q12
Net Interest Income	$92.0	$80.7	$36.6	$29.4	$25.1
Net Operating Income (Loss) by Business Segments:
Commercial Division	$66.7	$62.7	$25.1	$21.3	$20.7
Treasury Division	$(5.9)	$(1.6)	$(6.5)	$4.3	$(10.6)
Net Operating Income	$60.8	$61.1	$18.6	$25.6	$10.1
Net Income - business segments	$59.3	$63.6	$19.8	$23.1	$13.1
Net Income (Loss) attributable to the redeemable noncontrolling interest	$(1.5)	$0.2	$(2.9)	$1.4	$0.0
Net Income attributable to Bladex Stockholders - business segments	$60.8	$63.4	$22.7	$21.7	$13.1
Other income unallocated - Gain on sale of premises and equipment	$0.0	$5.6	$0.0	$0.0	$0.0
Net loss from discontinued operations	$0.0	$(0.6)	$0.0	$0.0	$(0.1)
Net Income attributable to Bladex Stockholders	$60.8	$68.4	$22.7	$21.7	$13.0

Net Income per Share (5)	$1.59	$1.81	$0.59	$0.57	$0.34
Book Value per common share (period end)	$22.17	$21.34	$22.17	$21.87	$21.34
Return on Average Equity (“ROE”)	9.7%	11.5%	10.7%	10.3%	6.4%
Operating Return on Average Equity ("Operating ROE") (6)	9.7%	10.2%	8.7%	12.2%	4.9%
Return on Average Assets (“ROA”)	1.2%	1.5%	1.2%	1.3%	0.9%
Net Interest Margin	1.77%	1.75%	1.96%	1.72%	1.64%
Efficiency Ratio (7)	40%	39%	41%	36%	57%

Liquid Assets / Total Assets (8)	11.5%	8.2%	11.5%	8.4%	8.2%
Liquid Assets / Total Deposits	31.2%	22.3%	31.2%	22.0%	22.3%

Non-Accruing Loans to Total Loans, net	0.0%	0.4%	0.0%	0.0%	0.4%
Allowance for Credit Losses to Commercial Portfolio	1.2%	1.5%	1.2%	1.2%	1.5%
Credit provision to non-accruing balances	n.m. (*)	372.3%	n.m. (*)	n.m. (*)	372.3%

Total Assets	$7,613	$6,352	$7,613	$7,243	$6,352

(*) "n.m." means not meaningful.

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	9M13	9M12	3Q13	2Q13	3Q12
Net Interest Income ("NII")
Commercial Division	$87.2	$81.3	$31.4	$28.4	$27.5
Treasury Division (i)	10.0	1.0	5.3	4.3	(0.8)
Consolidated NII from Commercial Activities	97.2	82.3	36.7	32.7	26.7
Amortization of free-standing financial instruments	(2.6)	(1.6)	(0.1)	(0.7)	(1.6)
Accelerated amortization of commissions from debt prepayment	(2.6)	0.0	0.0	(2.6)	0.0
Total NII	$92.0	$80.7	$36.6	$29.4	$25.1

Consolidated Net Interest Margin (ii)	1.87%	1.79%	1.96%	1.91%	1.74%
Total Net Interest Margin (iii)	1.77%	1.75%	1.96%	1.72%	1.64%

(i) Net interest income, excluding the amortization of free-standing financial instruments and accelerated amortization of commissions from debt pre-payments.

(ii) Consolidated Net interest income from Commercial Activities, excluding the amortization of free-standing financial instruments and accelerated amortization of commissions from debt pre-payments assigned to the Treasury Division, divided by the average balance of interest-earning assets.

(iii) Total Net interest income divided by the average balance of interest-earning assets.

3Q13 vs. 2Q13

During the third quarter 2013, net interest income reached $36.6 million, compared to $29.4 million in the previous quarter. The $7.2 million, or 24%, increase from the previous quarter was mostly driven by higher average interest earning asset balances (+8%), along with an increase in average interest rates (+2 bps), and the reduction of average cost of funds due to a shift in the funding composition to lower average original tenors, along with decreased amortization of commission expense from debt prepaid recorded in the second quarter 2013, and lower amortization expense of the financial instruments for which hedge accounting was discontinued in the third quarter 2012, and which matured in the third quarter 2013.

3Q13 vs. 3Q12

Net interest income increased $11.5 million, or 46%, compared to the third quarter 2012, primarily driven by higher average interest earning asset balances (+21%), mainly from higher average investment securities balances (+77%) and loan portfolio balances (+25%), along with a shift in the mix of funding base to shorter original term tenors, and the decline of $1.5 million in amortization expense for the remainder of financial instruments for which hedge accounting was discontinued in the third quarter 2012, and which matured in the third quarter 2013.

9M13 vs. 9M12

During the first nine months 2013, net interest income reached $92.0 million, a $11.3 million, or 14% increase compared to $80.7 million in the same period 2012, as higher net interest income from commercial activities (+$14.9 million, +18%), mainly from higher average loan portfolio balances (+18%), and securities available-for-sale (+25%), were partially offset by the $2.6 million of amortizations recorded in the first nine months 2013 from prepaid commissions on debt intermediation and the $1.0 million increase of financial instruments for which hedge accounting was discontinued in the third quarter 2012, and which matured in the third quarter 2013.

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FEES AND COMMISSIONS

(US$ million)	9M13	9M12	3Q13	2Q13	3Q12
Letters of credit	$6.7	$6.1	$3.2	$1.9	$1.9
Loan fees	2.2	0.4	0.6	0.9	0.1
Other*	0.1	0.2	(0.1)	0.0	0.1
Fees and Commissions, net	$9.0	$6.7	$3.8	$2.8	$2.1

* Net of commission expenses

Fees and commissions totaled $3.8 million in the third quarter 2013, compared to $2.8 million in the previous quarter, and $2.1 million in the third quarter 2012. The quarterly increase of $0.9 million, or 32%, compared to the previous quarter was mainly the result of increased activity in the letters of credit business, while the quarterly increase of $1.7 million, or 79%, compared to the third quarter 2012 was mostly attributable to increased letter of credit transactions and loan intermediation fee activities.

During the first nine months 2013, fees and commissions totaled $9.0 million, compared to $6.7 million in the first nine months 2012, resulting in a $2.3 million, or 33%, increase in commission income, mostly driven by higher loan intermediation fees from mandated transactions and the letter of credit business.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Sep-12	31-Dec-12	31-Mar-13	30-Jun-13	30-Sep-13
Allowance for Loan Losses:

Balance at beginning of the period	$82.2	$83.0	$73.0	$70.8	$68.1
Provisions (reversals)	0.6	(8.3)	(2.2)	(2.7)	3.9
Charge-offs, net of recoveries	0.2	(1.7)	0.0	-	-
End of period balance	$83.0	$73.0	$70.8	$68.1	$72.0

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$10.0	$6.4	$4.8	$7.3	$12.4
Provisions (reversals)	(3.6)	(1.5)	2.4	5.1	(5.1)
End of period balance	$6.4	$4.8	$7.3	$12.4	$7.3

Total Allowance for Credit Losses	$89.4	$77.8	$78.1	$80.5	$79.3

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The allowance for loan and off-balance sheet credit losses totaled $79.3 million as of September 30, 2013, compared to $80.5 million as of June 30, 2013, and $89.4 million as of September 30, 2012. The $1.2 million quarter-on-quarter net decrease was mainly due to lower EoP Commercial Portfolio balances. The $10.1 million year-on-year net decrease in the total allowance for credit losses was mainly driven by the release of specific reserves associated with the exit from a non-accruing loan exposure recorded in the fourth quarter 2012, along with lower generic provision requirements primarily as a result of an improved risk profile of the Bank’s loan portfolio. The ratio of the allowance for credit losses to the Commercial Portfolio ending balances was 120 bps as of September 30, 2013, compared to 121 bps as of June 30, 2013, and compared to 154 bps as of September 30, 2012.

As of September 30, 2013, the Bank reported nil portfolio balances in non-accrual status, the same level as of June 30, 2013, and compared to $24 million, or 0.4% of the loan portfolio as of September 30, 2012.

OPERATING EXPENSES

(US$ million)	9M13	9M12	3Q13	2Q13	3Q12
Salaries and other employee expenses	$24.3	$23.1	$8.1	$8.4	$8.2
Depreciation and amortization of premises and equipment	2.1	1.6	0.7	0.7	0.7
Professional services	2.4	2.6	0.8	1.0	0.9
Maintenance and repairs	1.1	1.4	0.4	0.3	0.6
Expenses from the investment funds	2.0	2.2	(0.1)	1.4	0.2
Other operating expenses	8.7	8.6	3.0	2.5	2.9
Total Operating Expenses	$40.7	$39.6	$12.9	$14.3	$13.4

Quarterly Variation

Operating expenses in the third quarter 2013 totaled $12.9 million, a $1.4 million, or 10%, decrease compared to $14.3 million in the second quarter 2013, and a $0.5 million, or 4%, decrease compared to $13.4 million in the third quarter 2012. The quarterly decreases in operating expenses versus the comparative periods were mainly attributable to lower performance related expenses from the investment funds, as well as lower employee related expenses and professional fees.

The Bank’s third quarter 2013 efficiency ratio stood at 41%, compared to 36% in the second quarter 2013, and 57% in the third quarter 2012. Operating expenses to average assets ratio improved to 69 bps, compared to 84 bps in the second quarter 2013, and 88 bps in the third quarter 2012.

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9M13 vs. 9M12

During the first nine months 2013, operating expenses totaled $40.7 million, compared to $39.6 million during the same period 2012. The $1.1 million, or 3%, increase in operating expenses during the period was primarily attributable to higher deferred compensation and payroll taxes associated to variable compensation.

The Bank’s year-to-date 2013 efficiency ratio stood at 40%, compared to 39% in the first nine months 2012. For the first nine months 2013, the Bank’s operating expenses to average assets ratio improved to 78 bps, compared to 86 bps in the same period 2012.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	30-Sep-13	30-Jun-13	30-Sep-12
Tier 1 Capital (9)	$866	$854	$813
Total Capital (10)	$934	$921	$870
Risk-Weighted Assets	$5,439	$5,369	$4,536
Tier 1 Capital Ratio (9)	15.9%	15.9%	17.9%
Total Capital Ratio (10)	17.2%	17.1%	19.2%
Stockholders’ Equity	$853	$840	$814
Stockholders’ Equity to Total Assets	11.2%	11.6%	12.8%
Accumulated other comprehensive income (loss) ("OCI")	$(17)	$(17)	$(1)
Leverage (times) (11)	8.9	8.6	7.8

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of September 30, 2013, the Bank’s Tier 1 capital ratio was 15.9%, unchanged versus June 30, 2013, and compared to 17.9% as of September 30, 2012. The Bank’s leverage as of these dates was 8.9x, 8.6x, and 7.8x, respectively.

The Bank’s common shares outstanding totaled 38.5 million as of September 30, 2013, compared to 38.4 million as of June 30, 2013, and 38.1 million as of September 30, 2012.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s meeting held October 15, 2013, the Bank’s Board approved a quarterly common dividend of $0.30 per share corresponding to the third quarter 2013. The dividend will be paid on November 6, 2013, to stockholders registered as of October 28, 2013.

14

▪	Successful closing of three-year syndicated loan: On October 1, 2013, the Bank announced the successful closing of a US$103 million three-year syndicated loan structured and placed within Asian financial markets through Mizuho Bank, Ltd. (“Mizuho”) and Taiwan Cooperative Bank (“TCB”). This new transaction is another milestone in the process of developing Bladex’s activities in Asian markets, which further diversifies the Bank’s funding sources. Proceeds from this financing will be used to promote foreign trade, as well as the economic development and integration of Latin America, in fulfillment of Bladex’s commitment to the Region.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses, gain on sale of premises and equipment, and recoveries, net of impairment of assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, gain (loss) on trading securities, and gains (losses) from the investment in the investment funds.

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	The Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; (vi) gains (losses) from investments in the investment funds and (vii) allocated operating expenses.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(9)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(10)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

15

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank established in 1975 by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance in the Region. In 1992, Bladex became the first Latin-American bank registered by the Securities and Exchange Commission (SEC), with the public offering of its Class “E” shares in the international markets.

Based in Panama, its shareholders include central banks, state-owned entities and commercial banks from 23 Latin America countries, as well as international banks and private investors. The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2013, Bladex had disbursed accumulated credits of more than $200 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 17, 2013 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The replay passcode is: 33173417.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

16

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2013	June 30, 2013	September 30, 2012	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$891	$626	$539	$265	42%	$352	65%
Trading assets	0	0	6	0	n.m. (*)	(6)	(100)
Securities available-for-sale.	330	333	180	(3)	(1)	150	83
Securities held-to-maturity	32	33	27	(1)	(3)	5	19
Investment funds	125	133	114	(8)	(6)	11	10
Loans	6,191	6,030	5,491	161	3	700	13
Less:
Allowance for loan losses	72	68	83	4	6	(11)	(13)
Unearned income and deferred fees.	6	6	7	0	0	(1)	(14)
Loans, net	6,112	5,955	5,401	157	3	711	13

Customers' liabilities under acceptances	49	90	1	(41)	(46)	48	n.m. (*)
Accrued interest receivable	38	40	36	(2)	(5)	2	6
Premises and equipment, net	11	12	12	(1)	(8)	(1)	(8)
Derivative financial instruments used for hedging - receivable.	14	10	21	4	40	(7)	(33)
Other assets	11	10	16	1	10	(5)	(31)

TOTAL ASSETS.	$7,613	$7,243	$6,352	$370	5%	$1,261	20%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$47	$63	$111	$(16)	(25)%	$(64)	(58)%
Time.	2,768	2,711	2,224	57	2	544	24
Total Deposits	2,815	2,774	2,334	41	1	481	21

Trading liabilities	0	10	31	(10)	(100)	(31)	(100)
Securities sold under repurchase agreements.	188	242	109	(54)	(22)	79	72
Short-term borrowings and debt	2,466	2,188	980	278	13	1,486	152
Acceptances outstanding	49	90	1	(41)	(46)	48	n.m. (*)
Accrued interest payable	19	15	25	4	27	(6)	(24)
Long-term borrowings and debt.	1,138	993	2,011	145	15	(873)	(43)
Derivative financial instruments used for hedging - payable.	11	10	14	1	10	(3)	(21)
Reserve for losses on off-balance sheet credit risk	7	12	6	(5)	(42)	1	17
Other liabilities	15	12	23	3	25	(8)	(35)
TOTAL LIABILITIES	$6,708	$6,347	$5,535	$361	6%	$1,173	21%

Redeemable noncontrolling interest	53	56	3	(3)	(5)	50	1,667

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67 .	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock.	119	119	121	0	0	(2)	(2)
Capital reserves..	95	95	95	0	0	0	0
Retained earnings.	460	449	411	11	2	49	12
Accumulated other comprehensive loss.	(17)	(17)	(1)	0	(2)	(16)	n.m. (*)
Treasury stock	(84)	(85)	(92)	1	(1)	8	(9)

TOTAL STOCKHOLDERS' EQUITY.	$853	$840	$814	$13	2%	$39	5%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,613	$7,243	$6,352	$370	5%	$1,261	20%

(*)	"n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	September 30, 2013	June 30, 2013	September 30, 2012	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$56,003	$50,964	$47,654	$5,039	10%	$8,349	18%
Interest expense.	(19,410)	(21,552)	(22,571)	2,142	(10)	3,161	(14)

NET INTEREST INCOME.	36,593	29,412	25,083	7,181	24	11,510	46

Reversal of provision (provision) for loan losses.	(3,901)	2,651	(581)	(6,552)	(247)	(3,320)	571

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION (PROVISION) FOR LOAN LOSSES	32,692	32,063	24,502	629	2	8,190	33

OTHER INCOME (EXPENSE):
Reversal of provision (provision) for losses on off-balance sheet credit risk.	5,136	(5,111)	3,609	10,247	(200)	1,527	42
Fees and commissions, net	3,754	2,835	2,095	919	32	1,659	79
Derivative financial instrument and hedging	(559)	1,374	(1,859)	(1,933)	(141)	1,300	(70)
Net gain (loss) from investment funds trading	(8,075)	5,078	(2,638)	(13,153)	(259)	(5,437)	206
Net gain (loss) from trading securities	69	(1,565)	2,276	1,634	(104)	(2,207)	(97)
Net gain on sale of securities available-for-sale.	0	846	0	(846)	(100)	0	n.m. (*)
Gain (loss) on foreign currency exchange	(654)	1,440	(2,358)	(2,094)	(145)	1,704	(72)
Other income, net .	407	505	916	(98)	(19)	(509)	(56)
NET OTHER INCOME.	78	5,402	2,041	(5,324)	(99)	(1,963)	(96)

OPERATING EXPENSES:
Salaries and other employee expenses.	(8,109)	(8,428)	(8,189)	319	(4)	80	(1)
Depreciation and amortization of premises and equipment	(687)	(668)	(673)	(19)	3	(14)	2
Professional services	(813)	(951)	(883)	138	(15)	70	(8)
Maintenance and repairs.	(408)	(327)	(565)	(81)	25	157	(28)
Expenses from the investment funds.	114	(1,396)	(193)	1,510	(108)	307	(159)
Other operating expenses.	(2,991)	(2,549)	(2,937)	(442)	17	(54)	2
TOTAL OPERATING EXPENSES	(12,894)	(14,319)	(13,440)	1,425	(10)	546	(4)

Net Income from continuing operations	$19,876	$23,146	$13,103	$(3,270)	(14)	$6,773	52

Net Income (Loss) from discontinued operations	0	23	(130)	(23)	(100)	130	(100)

Net Income	$19,876	$23,169	$12,973	$(3,293)	(14)	$6,903	53

Net Income (Loss) attributable to the redeemable noncontrolling interest	(2,950)	1,446	(37)	(4,396)	(304)	(2,913)	7,873

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS.	$22,826	$21,723	$13,010	$1,103	5%	$9,816	75%

PER COMMON SHARE DATA:
Basic earnings per share	0.59	0.57	0.34
Diluted earnings per share .	0.59	0.56	0.34

Weighted average basic shares	38,459	38,413	38,031
Weighted average diluted shares	38,672	38,625	38,246

PERFORMANCE RATIOS:
Return on average assets	1.2%	1.3%	0.9%
Return on average stockholders' equity	10.7%	10.3%	6.4%
Net interest margin.	1.96%	1.72%	1.64%
Net interest spread	1.78%	1.51%	1.35%
Operating expenses to total average assets	0.69%	0.84%	0.88%

(*)	"n.m." means not meaningful.

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE NINE MONTHS ENDED
	September 30, 2013	September 30, 2012
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$92,024	$80,729
Fees and commissions, net	8,988	6,738
(Provision) reversal of provision for loan and off-balance sheet credit losses, net	(1,491)	2,521
Derivative financial instrument and hedging	299	541
Net gain (loss) from investment funds trading	(1,728)	3,898
Net gain from trading securities	3,280	11,475
Net gain on sale of securities available-for-sale	961	6,030
Loss on foreign currency exchange	(3,810)	(10,846)
Gain on sale of premises and equipment	0	5,626
Other income, net	1,497	2,130
Operating expenses	(40,665)	(39,590)
Net Income from continuing operations	59,355	69,252
Net Loss from discontinued operations	(4)	(591)
Net Income	$59,351	$68,661
Net Income (Loss) attributable to the redeemable noncontrolling interest	(1,492)	207
NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$60,843	$68,454

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	362	213
Investment funds	125	114
Loans, net	6,112	5,401
Total assets	7,613	6,352
Deposits	2,815	2,334
Securities sold under repurchase agreements	188	109
Short-term borrowings and debt	2,466	980
Long-term borrowings and debt	1,138	2,011
Total liabilities	6,708	5,535
Stockholders' equity	853	814

PER COMMON SHARE DATA:
Basic earnings per share	1.59	1.81
Diluted earnings per share	1.58	1.81
Book value (period average)	21.95	21.13
Book value (period end)	22.17	21.34

(In thousand):
Weighted average basic shares	38,364	37,716
Weighted average diluted shares	38,460	37,813
Basic shares period end	38,479	38,141

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.2%	1.5%
Return on average stockholders' equity	9.7%	11.5%
Net interest margin	1.77%	1.75%
Net interest spread	1.57%	1.50%
Operating expenses to total average assets	0.78%	0.86%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.4%
Charge offs to total loan portfolio (1)	0.0%	0.1%
Allowance for loan losses to total loan portfolio (1)	1.2%	1.5%
Allowance for losses on off-balance sheet credit risk to total contingencies	1.8%	2.0%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.2%	12.8%
Tier 1 capital to risk-weighted assets	15.9%	17.9%
Total capital to risk-weighted assets	17.2%	19.2%

(1)	Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE NINE MONTHS ENDED
	(A)	(B)	(A) - (B)
	September 30, 2013	September 30, 2012	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$155,371	$142,860	$12,511	9%
Interest expense	(63,347)	(62,131)	(1,216)	2

NET INTEREST INCOME	92,024	80,729	11,295	14

Reversal of provision for loan losses	921	11	910	n.m. (*)

NET INTEREST INCOME, AFTER REVERSAL OF PROVISION FOR LOAN LOSSES	92,945	80,740	12,205	15

OTHER INCOME (EXPENSE):
(Provision) reversal of provision for losses on off-balance sheet credit risk	(2,412)	2,510	(4,922)	(196)
Fees and commissions, net	8,988	6,738	2,250	33
Derivative financial instrument and hedging	299	541	(242)	(45)
Net gain (loss) from investment funds trading	(1,728)	3,898	(5,626)	(144)
Net gain from trading securities	3,280	11,475	(8,195)	(71)
Net gain on sale of securities available-for-sale	961	6,030	(5,069)	(84)
Loss on foreign currency exchange	(3,810)	(10,846)	7,036	(65)
Gain on sale of premises and equipment	0	5,626	(5,626)	(100)
Other income, net	1,497	2,130	(633)	(30)
NET OTHER INCOME	7,075	28,102	(21,027)	(75)

OPERATING EXPENSES:
Salaries and other employee expenses	(24,306)	(23,092)	(1,214)	5
Depreciation and amortization of premises and equipment	(2,077)	(1,631)	(446)	27
Professional services	(2,408)	(2,649)	241	(9)
Maintenance and repairs	(1,121)	(1,438)	317	(22)
Expenses from the investment funds	(2,030)	(2,209)	179	(8)
Other operating expenses	(8,723)	(8,571)	(152)	2
TOTAL OPERATING EXPENSES	(40,665)	(39,590)	(1,075)	3

Net Income from continuing operations	$59,355	$69,252	$(9,897)	(14)

Net Loss from discontinued operations	(4)	(591)	$587	(99)

Net Income	$59,351	$68,661	$(9,310)	(14)

Net Income (Loss) attributable to the redeemable noncontrolling interest	(1,492)	207	(1,699)	(821)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$60,843	$68,454	$(7,611)	(11)%

(*)	"n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	September 30, 2013			June 30, 2013				September 30, 2012
	AVERAGE		AVG.	AVERAGE		AVG.		AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE		BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$595	$0.4	0.25%	$699	$0.4	0.24%		$713	$0.4	0.23%
Loans, net of unearned income & deferred loan fees	6,317	51.6	3.20	5,700	47.7	3.31		5,029	45.5	3.54
Non-accrual loans	0	0.0	n.m. (*)	0	0.0	n.m.	(*)	24	0.5	8.82
Trading assets	0	0.0	0.00	2	0.0	0.00		7	0.0	0.00
Investment securities	361	2.3	2.46	379	2.4	2.50		204	1.1	2.16
Investment funds	132	1.7	5.08	88	0.5	2.17		119	0.1	0.26

TOTAL INTEREST EARNING ASSETS	$7,406	$56.0	2.96%	$6,868	$51.0	2.94%		$6,096	$47.7	3.06%

Non interest earning assets	105			66				56
Allowance for loan losses	(68)			(71)				(82)
Other assets	13			11				15

TOTAL ASSETS	$7,456			$6,875				$6,084

INTEREST BEARING LIABILITIES
Deposits	$2,663	$3.3	0.48%	$2,716	$3.2	0.47%		$2,259	$3.3	0.58%
Trading liabilities	1	0.0	0.00	9	0.0	0.00		0	0.0	0.00
Investment funds	0	0.8	n.m. (*)	0	0.6	n.m	.(*)	0	0.0	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings and debt	2,708	7.8	1.12	2,053	6.1	1.18		881	3.7	1.65
Long-term borrowings and debt (**)	1,084	7.6	2.73	1,207	11.6	3.81		2,041	15.5	2.97

TOTAL INTEREST BEARING LIABILITIES	$6,456	$19.4	1.18%	$5,984	$21.6	1.42%		$5,181	$22.6	1.70%

Non interest bearing liabilities and other liabilities	$98			$43				$85

TOTAL LIABILITIES	6,555			6,028				5,266

Redeemable noncontrolling interest	56			3				3

STOCKHOLDERS' EQUITY	846			844				814

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,456			$6,875				$6,084

NET INTEREST SPREAD			1.78%			1.51%				1.35%
NET INTEREST INCOME AND NET INTEREST MARGIN		$36.6	1.96%		$29.4	1.72%			$25.1	1.64%

(*)	"n.m." means not meaningful.
(**)	Interest includes the amortization of free-standing financial instruments of $0.1 million in 3Q13, $0.7 million in 2Q13, and $1.6 million in 3Q12, as well as the $2.6 million accelerated amortization of debt commissions in 2Q13.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE NINE MONTHS ENDED
	September 30, 2013			September 30, 2012
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$619	$1.1	0.23%	$775	$1.5	0.26%
Loans, net of unearned income & deferred loan fees	5,870	145.8	3.28	4,951	133.7	3.55
Non-accrual loans	0	0.0	n.m. (*)	26	1.6	8.04
Trading assets	2	0.0	0.00	8	0.1	1.16
Investment securities	336	6.2	2.43	268	5.2	2.56
Investment funds	109	2.3	2.74	121	0.7	0.79

TOTAL INTEREST EARNING ASSETS	$6,936	$155.4	2.95%	$6,149	$142.9	3.05%

Non interest earning assets	76			55
Allowance for loan losses	(71)			(83)
Other assets	13			21

TOTAL ASSETS	$6,955			$6,143

INTEREST BEARING LIABILITIES
Deposits	$2,551	$9.7	0.50%	$2,276	$9.4	0.54%
Trading liabilities	9	0.0	0.00	0	0.0	0.00
Investment funds	0	1.4	n.m. (*)	0	0.1	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings and debt	2,102	19.2	1.20	1,100	15.1	1.80
Long-term borrowings and debt (**)	1,370	33.2	3.19	1,873	37.6	2.64

TOTAL INTEREST BEARING LIABILITIES	$6,032	$63.3	1.38%	$5,249	$62.1	1.56%

Non interest bearing liabilities and other liabilities	$60			$92

TOTAL LIABILITIES	6,092			5,341

Redeemable noncontrolling interest	21			4

STOCKHOLDERS' EQUITY	842			797

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,955			$6,143

NET INTEREST SPREAD			1.57%			1.50%
NET INTEREST INCOME AND NET INTEREST MARGIN		$92.0	1.77%		$80.7	1.75%

(*)	"n.m." means not meaningful.
(**)	Interest includes the amortization of free-standing financial instruments of $2.6 million in the first nine months of 2013, compare to $1.6 million in the same period 2012, as well as the $2.6 million accelerated amortization of debt commissions registered in the first nine months of 2013.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	NINE MONTHS	FOR THE THREE MONTHS ENDED					NINE MONTHS
	ENDED						ENDED
	SEP 30/13	SEP 30/13	JUN 30/13	MAR 31/13	DEC 31/12	SEP 30/12	SEP 30/12

INCOME STATEMENT DATA:
Interest income	$155,371	$56,003	$50,964	$48,404	$49,577	$47,654	$142,860
Interest expense	(63,347)	(19,410)	(21,552)	(22,385)	(25,329)	(22,571)	(62,131)

NET INTEREST INCOME	92,024	36,593	29,412	26,019	24,248	25,083	80,729

Reversal of provision (provision) for loan losses	921	(3,901)	2,651	2,171	8,332	(581)	11

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	92,945	32,692	32,063	28,190	32,580	24,502	80,740

OTHER INCOME (EXPENSE):
(Provision) reversal of provision for losses on off-balance sheet credit risk	(2,412)	5,136	(5,111)	(2,437)	1,536	3,609	2,510
Fees and commissions, net	8,988	3,754	2,835	2,399	3,283	2,095	6,738
Derivative financial instrument and hedging	299	(559)	1,374	(516)	(470)	(1,859)	541
Net gain (loss) from investment funds trading	(1,728)	(8,075)	5,078	1,269	3,113	(2,638)	3,898
Net gain (loss) from trading securities	3,280	69	(1,565)	4,776	(241)	2,276	11,475
Net gains on sale of securities available-for-sale	961	0	846	115	0	0	6,030
Gain (loss) on foreign currency exchange	(3,810)	(654)	1,440	(4,596)	321	(2,358)	(10,846)
Gain on sale of premises and equipment	0	0	0	0	0	0	5,626
Other income, net	1,497	407	505	585	856	916	2,130

NET OTHER INCOME	7,075	78	5,402	1,595	8,398	2,041	28,102

TOTAL OPERATING EXPENSES:	(40,665)	(12,894)	(14,319)	(13,452)	(16,225)	(13,440)	(39,590)

Net Income from continuing operations	59,355	19,876	23,146	16,333	24,753	13,103	69,252

Net Income (Loss) from discontinued operations	(4)	0	23	(27)	(89)	(130)	(591)

Net Income	$59,351	$19,876	$23,169	$16,306	$24,664	$12,973	$68,661

Net Income (loss) attributable to the redeemable noncontrolling interest	(1,492)	(2,950)	1,446	12	86	(37)	207

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$60,843	$22,826	$21,723	$16,294	$24,578	$13,010	$68,454

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.59	$0.59	$0.57	$0.43	$0.64	$0.34	$1.81

PERFORMANCE RATIOS
Return on average assets	1.2%	1.2%	1.3%	1.0%	1.6%	0.9%	1.5%
Return on average stockholders' equity	9.7%	10.7%	10.3%	7.9%	11.9%	6.4%	11.5%
Net interest margin	1.77%	1.96%	1.72%	1.62%	1.54%	1.64%	1.75%
Net interest spread	1.57%	1.78%	1.51%	1.38%	1.26%	1.35%	1.50%
Operating expenses to average assets	0.78%	0.69%	0.84%	0.84%	1.03%	0.88%	0.86%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE NINE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	SEP 30/13	SEP 30/12	SEP 30/13	JUN 30/13	SEP 30/12

COMMERCIAL DIVISION:

Net interest income (1)	$87.2	$81.3	$31.4	$28.4	$27.5
Non-interest operating income (2)	10.2	8.3	4.1	3.2	2.8
Operating expenses (3)	(30.7)	(26.9)	(10.4)	(10.3)	(9.6)
Net operating income (4)	66.7	62.7	25.1	21.3	20.7
(Provision) reversal of provision for loan and off-balance sheet credit losses, net	(1.5)	2.5	1.2	(2.5)	3.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$65.2	$65.2	$26.3	$18.8	$23.7

Average interest-earning assets (5)	5,870	4,983	6,317	5,700	5,053
End-of-period interest-earning assets (5)	6,185	5,484	6,185	6,024	5,484

TREASURY DIVISION:

Net interest income (loss) (1)	$4.8	$(0.6)	$5.2	$1.0	$(2.4)
Non-interest operating income (loss) (2)	(0.7)	11.7	(9.2)	7.3	(4.4)
Operating expenses (3)	(10.0)	(12.7)	(2.5)	(4.0)	(3.8)
Net operating income (loss) (4)	(5.9)	(1.6)	(6.5)	4.3	(10.6)

Net income (loss)	(5.9)	(1.6)	(6.5)	4.3	(10.6)
Net income (loss) attributable to the redeemable noncontrolling interest	(1.5)	0.2	(2.9)	1.4	0.0

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$(4.4)	$(1.8)	$(3.6)	$2.9	$(10.6)

Average interest-earning assets (6)	1,066	1,166	1,089	1,168	1,043
End-of-period interest-earning assets (6)	1,377	866	1,377	1,125	866

CONSOLIDATED:

Net interest income (1)	$92.0	$80.7	$36.6	$29.4	$25.1
Non-interest operating income (2)	9.5	20.0	(5.1)	10.5	(1.6)
Operating expenses (3)	(40.7)	(39.6)	(12.9)	(14.3)	(13.4)
Net operating income (4)	60.8	61.1	18.6	25.6	10.1
(Provision) reversal of provision for loan and off-balance sheet credit losses, net	(1.5)	2.5	1.2	(2.5)	3.0
Net income - business segments	59.3	63.6	19.8	23.1	13.1
Net income (loss) attributable to the redeemable noncontrolling interest	(1.5)	0.2	(2.9)	1.4	0.0

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS - BUSINESS SEGMENTS	$60.8	$63.4	$22.7	$21.7	$13.1
Other income unallocated - Gain on sale of premises and equipment	0.0	5.6	0.0	0.0	0.0
Net Loss from discontinued operations	0.0	(0.6)	0.0	0.0	(0.1)

NET INCOME ATTRIBUTABLE TO BLADEX STOCKHOLDERS	$60.8	$68.4	$22.7	$21.7	$13.0

Average interest-earning assets	6,936	6,149	7,406	6,868	6,096
End-of-period interest-earning assets	7,562	6,350	7,562	7,149	6,350

The bank has aligned its operations into two major business segments, based on the nature of clients, products and on credit risk standards.

Interest expenses allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Non-interest operating income consists of net other income (expense), excluding reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets and gain on sale of premises and equipment.

(3) Operating expenses allocation methodology allocates overhead expenses based on resource consumption by business segment.

(4) Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.

(5) Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.

(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Funds.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP13		30JUN13		30SEP12		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$382	5.5	$431	6.1	$284	4.7	$(49)	$98
BELGIUM	35	0.5	34	0.5	39	0.6	1	(4)
BRAZIL	1,842	26.5	1,957	27.9	1,847	30.7	(115)	(5)
CHILE	313	4.5	387	5.5	364	6.1	(74)	(51)
COLOMBIA	681	9.8	655	9.3	374	6.2	26	307
COSTA RICA	450	6.5	445	6.3	258	4.3	5	192
DOMINICAN REPUBLIC	237	3.4	234	3.3	126	2.1	3	111
ECUADOR	246	3.5	278	4.0	277	4.6	(32)	(31)
EL SALVADOR	85	1.2	56	0.8	34	0.6	29	51
FRANCE	2	0.0	2	0.0	0	0.0	0	2
GUATEMALA	341	4.9	260	3.7	221	3.7	81	120
HONDURAS	47	0.7	54	0.8	50	0.8	(7)	(3)
JAMAICA	40	0.6	32	0.5	24	0.4	8	16
MEXICO	775	11.2	643	9.2	685	11.4	132	90
NETHERLANDS	82	1.2	113	1.6	112	1.9	(31)	(30)
NICARAGUA	4	0.1	10	0.1	9	0.1	(6)	(5)
PANAMA	298	4.3	267	3.8	286	4.8	31	12
PARAGUAY	71	1.0	33	0.5	19	0.3	38	52
PERU	602	8.7	715	10.2	622	10.3	(113)	(20)
TRINIDAD & TOBAGO	205	3.0	198	2.8	155	2.6	7	50
UNITED STATES	5	0.1	0	0.0	4	0.1	5	1
URUGUAY	166	2.4	177	2.5	112	1.9	(11)	54
VENEZUELA	1	0.0	6	0.1	54	0.9	(5)	(53)
MULTILATERAL ORGANIZATIONS	34	0.5	35	0.5	43	0.7	(1)	(9)
OTHER	1	0.0	1	0.0	17	0.3	0	(16)

TOTAL CREDIT PORTFOLIO (1)	$6,945	100%	$7,023	100%	$6,016	100%	$(78)	$929

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(7)		0	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,939		$7,017		$6,009		$(78)	$930

(1)	Includes book value of loans, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	30SEP13		30JUN13		30SEP12		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$382	5.8	$431	6.5	$284	4.9	$(49)	$98
BELGIUM	35	0.5	34	0.5	39	0.7	1	(4)
BRAZIL	1,757	26.7	1,865	28.0	1,803	31.0	(108)	(46)
CHILE	288	4.4	362	5.4	362	6.2	(74)	(74)
COLOMBIA	601	9.1	577	8.7	345	5.9	24	256
COSTA RICA	445	6.8	445	6.7	258	4.4	0	187
DOMINICAN REPUBLIC	237	3.6	234	3.5	126	2.2	3	111
ECUADOR	246	3.7	278	4.2	277	4.8	(32)	(31)
EL SALVADOR	85	1.3	56	0.8	34	0.6	29	51
FRANCE	2	0.0	2	0.0	0	0.0	0	2
GUATEMALA	341	5.2	260	3.9	221	3.8	81	120
HONDURAS	47	0.7	54	0.8	50	0.9	(7)	(3)
JAMAICA	40	0.6	32	0.5	24	0.4	8	16
MEXICO	720	10.9	588	8.8	647	11.1	132	73
NETHERLANDS	82	1.2	113	1.7	112	1.9	(31)	(30)
NICARAGUA	4	0.1	10	0.2	9	0.2	(6)	(5)
PANAMA	249	3.8	214	3.2	236	4.1	35	13
PARAGUAY	71	1.1	33	0.5	19	0.3	38	52
PERU	579	8.8	692	10.4	621	10.7	(113)	(42)
TRINIDAD & TOBAGO	200	3.0	193	2.9	155	2.7	7	45
UNITED STATES	5	0.1	0	0.0	4	0.1	5	1
URUGUAY	166	2.5	177	2.7	112	1.9	(11)	54
VENEZUELA	1	0.0	6	0.1	54	0.9	(5)	(53)
OTHER	1	0.0	1	0.0	17	0.3	0	(16)

TOTAL COMMERCIAL PORTFOLIO (1)	$6,584	100%	$6,657	100%	$5,809	100%	$(73)	$775

UNEARNED INCOME AND COMMISSION (2)	(6)		(6)		(7)		0	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$6,578		$6,651		$5,802		$(73)	$776

(1)	Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	30SEP13	30JUN13	30SEP12	(A) - (B)	(A) - (C)

BRAZIL	$85	$92	$44	$(7)	$41
CHILE	25	25	2	0	23
COLOMBIA	80	78	29	2	51
COSTA RICA	5	0	0	5	5
MEXICO	55	55	38	0	17
PANAMA	49	53	50	(4)	(1)
PERU	23	23	1	0	22
TRINIDAD & TOBAGO	5	5	0	0	5
MULTILATERAL ORGANIZATIONS	34	35	43	(1)	(9)

TOTAL TREASURY PORTOFOLIO (1)	$361	$366	$207	$(5)	$154

(1)	Includes securities available for sale and held to maturity, and trading assets. Excludes the Bank's invesments in the Investment Funds.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	3QTR13	2QTR13	3QTR12	(A) - (B)	(A) - (C)

ARGENTINA	$94	$406	$150	$(312)	$(56)
BELGIUM	65	99	82	(34)	(17)
BRAZIL	332	525	351	(193)	(19)
CHILE	149	73	172	76	(23)
COLOMBIA	222	503	114	(281)	108
COSTA RICA	329	290	176	39	153
DOMINICAN REPUBLIC	272	317	134	(45)	138
ECUADOR	244	260	219	(16)	25
EL SALVADOR	39	44	28	(5)	11
FRANCE	109	69	0	40	109
GUATEMALA	217	177	164	40	53
HONDURAS	34	25	42	9	(8)
JAMAICA	56	41	68	15	(12)
MEXICO	420	437	360	(17)	60
NETHERLANDS	73	73	85	0	(12)
PANAMA	152	129	77	23	75
PARAGUAY	50	21	8	29	42
PERU	275	378	286	(103)	(11)
TRINIDAD & TOBAGO	123	62	121	61	2
UNITED STATES	5	0	4	5	1
URUGUAY	9	27	12	(18)	(3)
VENEZUELA	0	13	6	(13)	(6)
MULTILATERAL ORGANIZATIONS	0	19	0	(19)	0
OTHER	2	1	7	1	(5)

TOTAL CREDIT DISBURSED (1)	$3,271	$3,989	$2,666	$(718)	$605

(1)	Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).